PART II


AMENDED ANNUAL REPORT DATED DECEMBER 30, 2022



Prime Lightworks Inc.
47 Katahdin Dr, Brunswick, ME 04011
https://www.primelightworks.com


This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Prime Lightworks Inc. (also referred to as "we", "us", "Prime Lightworks", or the "Company") is a C Corporation incorporated on September 29, 2015, under the laws of Delaware.

Brief Description of the Company

Prime Lightworks is developing propulsion systems for space satellites and launch vehicles that are intended to be both fully reusable and produce zero CO_2 emissions. Our vision is to enable sustainable space travel by developing green hydrogen (H2) propulsion based on solar energy storage as fuel generation for a circular clean aerospace economy. We have a patent pending with USPTO and internationally on our CubeSat version of the NASA-tested radio frequency (RF) resonant cavity thruster. While test measurements of standard electrically conductive RF cavity resonator prototypes do not yet show significant propulsive thrust, we are continuing plans to develop superconducting RF cavity resonator prototypes, which we believe could increase RF performance and thrust production to enable proof-of-concept performance and commercial viability. We are also expanding our aerospace propulsion technology portfolio to include H2 rocket engine development, with the goal of making fully reusable satellite rocket launch vehicles based on fully renewable green hydrogen fuel with zero CO_2 emissions.

Employees

The Company currently has 2 full-time employees.

Regulation

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Intellectual Property

The Company has applied for a utility patent (application #16271275) and International Application Number (PCT/US19/17282) with the United States Patent and Trademark Office on February 8, 2019. On September 3, 2021, the Company filed a continuation application (application #17465917) with the United States Patent and Trademark Office regarding the utility patent and International Application Number. On July 28, 2022, the Patent Application Publication for "Electromagnetic Energy Momentum Thruster Using Tapered Cavity Resonator Evanescent Modes" was published by the United States Patent and Trademark Office.

The Company has applied for the following trademarks: PRIME LIGHT WORKS (Serial # 87678800, Filing Date November 9, 2017) and PRIME LIGHTWORKS (Serial # 88458750, Filing Date June 4, 2019). The trademark application for PRIME LIGHT WORKS (Serial # 87678800, Filing Date November 9, 2017) was abandoned on December 6, 2021.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

On February 9, 2022 the Company entered into a TechPlace Use Agreement and a TechWorks Fee Contract Agreement which give the privilege to use shared and common areas within the premises of TechPlace, Brunswick Landing's Technology Accelerator at 74 Orion St, Brunswick, ME 04011, including Manufacturing Space I-112. The monthly fee for Manufacturing Space I-112 is $400.00 and for TechWorks is $100.00 and the Use Agreement and Fee Contract Agreement are for a twelve-month term beginning on February 1, 2022.

On April 25, 2022, the Company entered into a new Member Agreement with Greentown Labs which gives the privilege to use space within the premises of Greentown Labs at 444 Somerville Avenue, Somerville, MA, including a prototyping lab space. The monthly fee is in the amount of $2,288.00 and the Member Agreement will expire on March 31, 2023, unless terminated prior to the date by the parties. On December 20, 2022, the Company and Greentown Labs terminated this Member Agreement.

On April 5, 2022, the Company entered into a lease with Midcoast Regional Redevelopment Authority for the premise located at 47 Katahdin Drive (formerly Navy Building 658), Brunswick, ME 04011 and the adjacent half-acre parcel of land southwest of the building. The lease provides that monthly rent shall commence at $1,500.00 per month calculated as $6.00 per square foot per year of leased space and thirty cents $0.30 per square foot per year for 21,780 SF half-acre adjacent parcel. The cost per square foot of lease space shall be increased each lease year by three percent (3%). The lease provides that it shall begin on April 4, 2022 and shall terminate on March 31, 2023, with the option to extend two additional years.

Rent expense for the fiscal years 2021 and 2020 was $35,842 and $48,478, respectively.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We are an early-stage Company and have no revenues and a limited operating history.

The Company has a short history, no current customers, and no revenue. Prime Lightworks Inc. has incurred a net loss and has had no revenues generated since inception and after several previous offerings of securities, including the previous Regulation Crowdfunding offering, in the Company. Further, under the best scenarios, we do not intend do make our first sales prior to Q4 2023, at the earliest, which means we will continue to have no revenues or profits until then, and likely no profits, if at all, for several years after that. If you are investing in this Company, it's because you think that research and development (R&D) of renewable aerospace propulsion technologies, including radio frequency (RF) resonant cavity propulsion and green hydrogen rocket propulsion, is a good idea, that the team will be able to successfully market and sell these products or services, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We currently do not have any operational products and developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured a prototype for our radio frequency (RF) resonant cavity propulsion system. We have not yet manufactured our green hydrogen (H2) rocket propulsion system and there is no guarantee we will successfully manufacture a prototype of our green hydrogen (H2) rocket propulsion system in the near future. Delays or cost overruns in the development of our propulsion systems and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. For instance, we had to rework our system design after the thrust measurements with our initial RF power electronics enclosure in 2018 and 2019 showed false positive results. Further, as we are still in the research and development phase, we may never produce a product that does what we anticipate it do, or even if we do that product may not be marketable. Launch vehicles and satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. Any failure of our systems, or even the satellite of our clients could harm us both monetarily and make us suffer reputational harm. Any of these events could materially and adversely affect our operating performance and results of operations.

We are reliant on two main types of products.

All of our proposed products are variants of two types of products, an electric propulsion system and green hydrogen (H2) rocket propulsion system. Our future revenues are therefore dependent upon the market for these systems which includes the Company's electric propulsion system (RF resonant cavity propulsion system) and green hydrogen (H2) rocket propulsion system (hydrogen combustion chamber prototype, rocket engine prototype, and satellite orbital launch services). The Company anticipates the hydrogen combustion chamber prototype will not be operational until Q4 2022 or later, the rocket engine prototype will not be operational until Q4 2023 or later, and the satellite orbital launch services product will not be operational until Q4 2025 or later. Our future revenues are therefore dependent upon the market for these systems.

These are new and unproven technologies.

Our electric propulsion technology is a completely new product that we have recently introduced into a field currently using conventional satellite propulsion (divided between chemical and electric). Our green hydrogen (H2) rocket propulsion technology is a completely new system that we have recently introduced into a field currently using conventional rocket propellant (divided between kerosene, methane, and solid rocket). Regardless of any current perceptions of the market, it is entirely possible that our electric propulsion technology and our green hydrogen (H2) rocket propulsion technology will not gain significant acceptance with any group of customers.

We face significant market competition.

The Company will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. Satellite orbital launch services are divided between expendable launch vehicles (e.g. Northrop Grumman) and partially reusable launch vehicles (e.g. SpaceX). Our competitors may have much better financial means, marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. The Company believes that as the satellite orbital launch services market, including expendable launch vehicles and partially reusable launch vehicles, continues to grow our competition will intensify in the future.

Insufficient Funds

The Company will need to continue raising more funds to meet its operating needs and fulfill its plans. If the Company does not obtain sufficient additional funding, it will cease operating and investors will lose the entirety of their investment. The Company will need to continue raising additional funds in the future, in order to complete some of our benchmarks described above including, completing the proof-of-concept measurements, spaceflight demonstration and manufacturing our initial orders. If the Company can't get those funds, we will fail. Even if we do make additional successful offerings in the future, the terms of these offerings might result in your investment in the Company being worth less, because later investors might get better terms.

We have applied for a utility patent and there is no guarantee the patent will be approved.

Applying for and receiving a utility patent and International Application Number can take years and be very expensive. The Company applied for a utility patent and International Application Number with the United States Patent and Trademark Office on February 8, 2019. Our patent examiner has raised concerns about the operability of our electric propulsion technology. On September 3, 2021, the Company filed a continuation application, in order to provide the Company with more time to prepare our test data and respond to the patent examiner. On July 28, 2022, the Patent Application Publication for "Electromagnetic Energy Momentum Thruster Using Tapered Cavity Resonator Evanescent Modes" was published by the United States Patent and Trademark Office. There is no guarantee that test data we provide will be satisfactory to the patent examiner. There is no guarantee that the Company's application for a utility patent and International Application Number will ever be approved. If the utility patent and International Application Number are not approved the Company will have to find other legal protections for its intellectual property portfolio. Even if a utility patent and International Application Number are issued, it does not guarantee that that they are valid or enforceable.

We might not be able to protect our intellectual property.

One of the Company's most valuable assets is its intellectual property. The Company has applied for a utility patent, International Application Number, and one trademark. The Company owns numerous Internet domain names and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the pending utility patent unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our pending utility patent, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Kyle Bernard Flanagan, and our engineering and production teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these services could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Prime Lightworks Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology providers or on Prime Lightworks Inc. could harm our reputation and materially negatively impact our financial condition and business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Risks Related to the Securities

Majority of outstanding Common Stock and granted stock options held by our CEO

To date, the Company's CEO and Sole Director, Kyle Bernard Flanagan, owns 4,001,304 shares of Common Stock which represents 66.82% of the issued Common Stock, granted stock options, and outstanding warrants. Mr. Flanagan currently holds 66.82% of the Company's voting stock and at the conclusion of this offering will continue to hold a majority of the Company's Common Stock and granted stock options. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

Minority Holder; Securities with Voting Rights

The Common Stock purchased in the previous Regulation Crowdfunding Offering had voting rights attached to them. However, as a minority shareholder of the Company you will continue to have a limited ability to influence management's decisions on how to run the business. You are continuing to trust in the management's discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

The transferability of the Securities you are buying is limited.

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor", as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace hardware development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Projections: Forward Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants.

These projections or forward-looking statements include, but are not limited to, the timing for our launch, receiving government grants, getting new customers, and revenues. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The auditor has issued included a "going concern" note in the audited financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The Company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the Company's products will depend, in part, on its ability to successfully establish new strategic collaborations with creditors, insurance companies, manufacturers and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Risks Related to the Securities

No guarantee of return on investment.

There is no assurance that any holder of our securities will realize a return on his or her investment or that he or she will not lose its entire investment.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Risks Related to COVID-19

The Company's results of operations may be negatively impacted by the coronavirus outbreak.

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Kyle Bernard Flanagan	CEO, President, CFO/Treasurer, Secretary and Director	October 5, 2015 to Present	Fulltime
Peter Clinton Dohm	RF Design Engineer	July 1, 2016 to Present	Fulltime
Directors:			
Kyle Bernard Flanagan	Director	October 5, 2015 to Present	Fulltime

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of Company's voting securities as of November 15, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Kyle Bernard Flanagan	4,001,304 Common Stock	66.82%

The following table describes our capital structure as of November 15, 2022:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Common Stock	10,000,000	5,409,813	474,000* †	4,126,828
2016 Stock Option Plan	500,000	120,000	380,000	0**
Non-Plan Stock Options		83,916		
Common Warrants		18,299		
Convertible Notes	Principal Amount	Interest Rate	Maturity Date	
SAFE Agreement	$1,825,000	0% per annum		
Convertible Note	$13,549.07	0% per annum	May 30, 2026	

*Includes 474,000 available under 2016 Stock Option Plan.

† Does not include the 5,000 shares issuable under the Warrant to Purchase Shares of Common Stock between the Company and FAHMIA, Inc.

**24,000 stock options were exercised in November 2017.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit A to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Artesian CPA, LLC. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Amendment.

Overview

The Company is pre-revenue and has been incurring expenses to support our prototype research and development test campaigns and satellite electric propulsion and green hydrogen rocket propulsion systems go-to-market sales strategy. Since inception the Company has participated in the following incubator programs (Y Combinator; Greentown Labs; Cleantech Open; Starburst Accelerator; and TechPlace Accelerator) and obtained funding through these programs and through our founder and officers.

Since incorporating in 2015, Prime Lightworks has raised $1.878M seed funding from founders, angel investors, and venture capital, in addition to $1.059M so far disbursed from our StartEngine Regulation Crowdfunding campaign as of September 28, 2021. We have prior authorization through Board Consent to raise an additional $1.725M seed funding through Simple Agreement for Future Equity (SAFE). Based on the success of this StartEngine Regulation Crowdfunding campaign (up to $1.07M), funds raised from the crowdfunding campaign will now make up 100% of the total funds our Company will have after fundraising.

Results of Operations

The Company's net revenues for the year ended December 31, 2021 and 2020 were $0. Since January 1, 2022 the Company has generated revenue in the amount of $0.

The Company's operating expenses consist of marketing, general and administrative expenses, depreciation expenses, salaries and wages, professional fees, and rent expenses. Operating expenses in 2021 amounted to $443,206, a 12.41% decrease from $505,972 in 2020. The Company's general and administrative expenses decreased from $36,745 in 2020 to $26,743 in 2021. While the general and administrative expenses decreased from 2020 to 2021, the Company's marketing expenses increased from $13,006 in 2020 to $56,057 in 2021. As a result, the Company's net loss from operations was $396,329 in 2021, a 22.08% decrease from losses of $508,613 in 2020. The Company's accumulated deficit in 2021 amounted to $2,763,552, a 14.34% increase from the accumulated deficit of $2,367,223 in 2020. The increase in marketing expenses from 2020 to 2021 supported the Company to fully subscribe our first Regulation Crowdfunding campaign on StartEngine. The decrease in net loss from operations from 2020 to 2021 resulted from a lean budget in 2021 which supported the Company's relocation from California to Maine and expansion of the Company's activities to include hydrogen rocket engine development.

Liquidity and Capital Resources

The proceeds from the previous Regulation Crowdfunding Offering were essential to the company's operations and the Company plans for its founder and CEO to continue providing financial support to the Company through the completion of the next anticipated Regulation Crowdfunding Offering on StartEngine. As of November 30, 2022, the Company had cash in the amount of $1,189. Cash went from $22,308 in 2020 to $50,420 in 2021 as the Company continued spending on payroll and acquisition of capital assets including prototype electronics and thrust measurement equipment. At this time, the Company does not have any additional resources, other than the credit cards and loans discussed below, to fund its outstanding liabilities. The Company anticipates launching a second Regulation Crowdfunding campaign on StartEngine for $3.93M.

The Company had approximately $1,189 cash on hand as of November 30, 2022. In 2021, the Company spent approximately $444,167 in twelve months with an average burn rate of $37,014. In 2022, the Company has spent approximately $110,727 in 11 months with an average burn rate of $10,066. Currently, we estimate our burn rate (net cash out) to be on average between $10,066. The Company intends to raise additional funds through a future Regulation Crowdfunding campaign on StartEngine and by offering additional SAFE Notes.

On December 20, 2019, the Company launched our Regulation Crowdfunding campaign on StartEngine. As of December 31, 2020, the Company had received disbursements in the amount of $437,180 from StartEngine Regulation Crowdfunding. As of April 28, 2021, the Company had received disbursements in the amount of $1,003,229 from StartEngine Regulation Crowdfunding. As of September 27, 2021, the Company has received total disbursements in the amount of $1,059,087.20 from StartEngine Regulation Crowdfunding. This investment capital has allowed the Company to remain liquid and maintain normal business operations.

On May 12, 2020, the Company received a Paycheck Protection Program (PPP) loan in the amount of $47,838 from Wells Fargo through the Small Business Administration (SBA). The loan has an interest rate of 1.00% and an outstanding balance of $47,838 as of April 28, 2021. The Company intends to raise additional equity capital in the future, pending R&D and customer milestones. As of April 28, 2021, the Company had cash in the amount of $222,748. As of September 27, 2021, the Company had cash in the amount of $130,957. As of June 17, 2021, the Company has applied for full forgiveness for the Wells Fargo PPP Loan. As of June 28, 2021, the U.S. Small Business Administration (SBA) has approved the Company application for (PPP) loan forgiveness. As of November 30, 2022, the outstanding balance of the Wells Fargo PPP Loan was $0.

The company has the additional sources of capital available:

- The Company has a credit card from Wells Fargo with an interest rate of 15.99% on purchases and an outstanding balance of $19,379 as of April 30, 2022. As of November 30, 2022, the outstanding balance was $26,600.

- The Company has a credit card from American Express with an interest rate of 25.99% on purchases and an outstanding balance of $144 as of April 30, 2022. As of November 30, 2022, the outstanding balance was $146.

- The Company has a credit card from American Express with an interest rate of 0% on purchases and an outstanding balance of $0 as of April 30, 2022. As of November 30, 2022, the outstanding balance was $750.

- The Company has a credit card from Capital One with an interest rate of 19.99% on purchases and an outstanding balance of $2,000 as of April 30, 2022. As of November 30, 2022, the outstanding balance was $8,409.

- The Company has a PayPal loan with an interest rate of 19.99% on purchases and an outstanding balance of $0 as of April 30, 2022. As of November 30, 2022, the outstanding balance was $0.

Indebtedness

The Company was initially capitalized by advance in the amount of $17,000 from the founder and CEO, Kyle Flanagan, with no interest rate and no maturity date. The outstanding balance was $0 as of December 31, 2021. As of April 30, 2022, the outstanding balance was $25,000. As of November 30, 2022, the outstanding balance was $50,000. We note that these advances are between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm's-length arrangements. These advances are recorded as a related party payable.

The Company has the additional indebtedness discussed below.

- Creditor: SAFE Notes
  Amount Owed: $1,825,000.00
  Interest Rate: 0.0%
  Maturity Date: N/A
  The Company has received $1,825,000 from convertible SAFE notes as of November 30, 2022.

- Creditor: Convertible Notes
  Amount Owed: $13,549.07
  Interest Rate: 0.0%
  Maturity Date: May 30, 2026
  The Company has a convertible note that bears no interest and an outstanding balance of $13,549 as of November 30, 2022.

- Creditor: Shareholder Loan
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  The Company previously had a Loan from Shareholders ($17,000 from the Company's founder and CEO Kyle Flanagan, paid in full) with no interest rate and no maturity date and an outstanding balance of $0 as of December 31, 2021. As of April 30, 2022, the outstanding balance was $25,000. As of November 30, 2022, the outstanding balance was $50,000.

- Creditor: Wells Fargo PPP Loan
  Amount Owed: $0.00
  Interest Rate: 1.0%
  Maturity Date: November 5, 2022
  During 2020, the Company entered into a Paycheck Protection Program (PPP) loan agreement ($47,838 loan forgiveness in full) with Wells Fargo bank. As of June 17, 2021, the Company had applied for full forgiveness for the Wells Fargo PPP Loan. As of June 28, 2021, the U.S. Small Business Administration (SBA) had approved the Company application for (PPP) loan forgiveness. As of November 30, 2022, the outstanding balance of the Wells Fargo PPP Loan was $0.

Trends and COVID-19

The Company is in the process of developing our hydrogen combustion chamber prototype. Over the next 36 months, we plan to complete rocket engine testing, launch vehicle testing, sub-orbital flight and re-entry testing, as we prepare for our first pilot customer satellite launch. The total addressable market for satellite orbital launch services was valued at $5.7B in 2021.

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

During 2019, the Company received a loan of $17,000 from its shareholders. No agreement was put in place and there is no interest and maturity date. On March 31, 2021, the Company repaid the loan of $17,000 to its shareholders. As of April 30, 2022, the outstanding balance was $25,000. As of November 30, 2022, the outstanding balance was $50,000.

The Company's CEO and Sole Director, Kyle Bernard Flanagan, purchased a total of 1,304 shares of the Company's Common Stock at a purchase price of $2.06 per share in the StartEngine Regulation Crowdfunding campaign.

PREVIOUS OFFERINGS OF SECURITIES

Between January 1, 2020 and December 31, 2020, we sold 235,156 shares of Common Stock in exchange for $2.06 per share under Regulation Crowdfunding.

Between January 1, 2021 and December 31, 2021, we sold 317,673 shares of Common Stock in exchange for $2.06 per share under Regulation Crowdfunding as of November 15, 2022.

We have made the following issuances of securities since the Company's inception to September 29, 2015:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000.00
Number of Securities Sold: 4,000,000
Use of proceeds: Startup Costs
Date: October 06, 2015
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $15,000.00
Number of Securities Sold: 705,883
Use of proceeds: Startup Costs
Date: January 01, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $6,450.93
Number of Securities Sold: 303,573
Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,800.00
Number of Securities Sold: 16,000
Use of proceeds: Research & Development
Date: November 14, 2017
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,200.00
Number of Securities Sold: 8,000
Use of proceeds: Research & Development
Date: November 14, 2017
Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note
Final amount sold: $13,549.07
Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: June 15, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Research & Development
Date: July 12, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Research & Development
Date: July 28, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $300,000.00
Use of proceeds: Research & Development
Date: July 29, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $200,000.00
Use of proceeds: Research & Development
Date: August 31, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: August 31, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: September 30, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: November 14, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $250,000.00
Use of proceeds: Research & Development
Date: May 08, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $300,000.00
Use of proceeds: Research & Development
Date: June 21, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: February 01, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $125,000.00
Use of proceeds: Research & Development
Date: May 10, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: July 17, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: August 28, 2019
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $83,487.68
Number of Securities Sold: 43,430
Use of proceeds: Research & Development
Date: January 21, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $53,020.28
Number of Securities Sold: 26,599
Use of proceeds: Research & Development
Date: February 27, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $24,402.76
Number of Securities Sold: 12,303
Use of proceeds: Research & Development
Date: April 3, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $14,459.14
Number of Securities Sold: 7,172
Use of proceeds: Research & Development
Date: April 23, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $39,039.06
Number of Securities Sold: 19,268
Use of proceeds: Research & Development
Date: May 18, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $60,102.56
Number of Securities Sold: 30,509
Use of proceeds: Research & Development
Date: August 6, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $32,774.60
Number of Securities Sold: 16,783
Use of proceeds: Research & Development
Date: September 9, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $23,187.36
Number of Securities Sold: 11,841
Use of proceeds: Research & Development
Date: September 22, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $39,510.80
Number of Securities Sold: 20,189
Use of proceeds: Research & Development
Date: October 21, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $32,191.62
Number of Securities Sold: 16,195
Use of proceeds: Research & Development
Date: November 12, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $60,973.94
Number of Securities Sold: 30,867
Use of proceeds: Research & Development
Date: December 21, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $9,585.18
Number of Securities Sold: 4,653
Use of proceeds: Research & Development
Date: December 31, 2020
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $147,514.54
Number of Securities Sold: 76,303
Use of proceeds: Research & Development
Date: January 14, 2021
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $161,166.16
Number of Securities Sold: 82,545
Use of proceeds: Research & Development
Date: February 9, 2021
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $272,624.52
Number of Securities Sold: 140,732
Use of proceeds: Research & Development
Date: March 11, 2021
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $14,632.18
Number of Securities Sold: 7,452
Use of proceeds: Research & Development
Date: April 8, 2021
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $12,335.28
Number of Securities Sold: 5,988
Use of proceeds: Research & Development
Date: December 31, 2021
Offering exemption relied upon: Regulation Crowdfunding

RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Prime Lightworks Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 10,000,000 shares of Common Stock, par value $0.00001 per share, Convertible Securities, and Simple Agreement for Future Equity (SAFE). As of November 30, 2022, there were 5,409,813 shares of Common Stock outstanding. The total amount of 5,988,028 shares of Common Stock outstanding includes granted but unexercised stock options for 83,916 shares of Common Stock unexercised warrants for 18,299 shares of Common Stock, 380,000 shares reserved for issuance under the 2016 Equity Incentive Plan, and 96,000 shares that have been issued under the 2016 Equity Incentive Plan. For this offering, the Company was authorized to issue up to 519,417 shares of Common Stock at $2.06 per share. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

The amount of security authorized is 10,000,000 shares of Common Stock, par value $0.00001 per share. As of November 30, 2022, 5,409,813 shares of Common Stock were outstanding.

> ### *Voting Rights*

Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

> ### *Material Rights*

The total amount of 5,988,028 shares of Common Stock outstanding includes granted but unexercised stock options for 83,916 shares of Common Stock unexercised warrants for 18,299 shares of Common Stock, 380,000 shares reserved for issuance under the 2016 Equity Incentive Plan, and 96,000 shares that have been issued under the 2016 Equity Incentive Plan.

Convertible Securities

The security will convert into Preferred stock and the terms of the Convertible Security are outlined below:

Amount outstanding: $13,549.07 Maturity Date: May 30, 2026
Interest Rate: 0.0% Discount Rate: None; Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $5,000,000

> ### *Material Rights*

There are no material rights associated with Convertible Security.

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $100,000.00 Interest Rate: 0.0%
Discount Rate: None; Valuation Cap: $10,000,000.00

Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $75,000.00 Interest Rate: 0.0%
Discount Rate: 75.0% Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $375,000.00 Interest Rate: 0.0%
Discount Rate: 75.0% Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $300,000.00 Interest Rate: 0.0%
Discount Rate: None; Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $975,000.00 Interest Rate: 0.0%
Discount Rate: None; Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

What it Means to be a Minority Holder

As a minority holder of Common Stock of the Company, you will have limited ability, if at all, to influence our policies or any other corporate actions of the Company, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected StartEngine Secure, LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round", meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a Company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2021 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage Company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a Company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a Company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has filed three annual reports and two annual report amendments to date. Any annual reports will be posted on the Company's page https://primelightworks.com/updates/ and with the SEC, https://www.sec.gov/edgar/browse/?CIK=1681290

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

[SIGNATURE PAGE FOLLOWS]

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503). The issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 30, 2022.

PRIME LIGHTWORKS INC.

By   *Kyle Bernard Flanagan*
DocuSigned by:
182DFFA74EE0421...

Name: Kyle Bernard Flanagan

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Prime Lightworks Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2021 and 2020

Prime Lightworks Inc.

TABLE OF CONTENTS



To the Board of Directors of
Prime Lightworks Inc.
Somerville, Massachusetts

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Prime Lightworks Inc. (the "Company") which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet generated revenues or profits, sustained net losses amounting to $396,329 and $508,613 for the years ended December 31, 2021 and 2020, respectively, and had negative cash flows from operating activities for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $2,763,552, limited liquid assets with $50,420 of cash, and a working capital deficit of $25,895. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
November 11, 2022

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PRIME LIGHTWORKS INC.
BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 50,420	$ 22,308
Subscription receivable	-	101,397
Total Current Assets	50,420	123,705
Non-Current Assets:		
Property and equipment, net	61,701	127,914
Total Non-Current Assets	61,701	127,914
TOTAL ASSETS	$ 112,121	$ 251,619

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

PRIME LIGHTWORKS INC.
BALANCE SHEETS (CONTINUED)
As of December 31, 2021 and 2020

	2021	2020
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 25,867	$ 88,940
Credit cards payable	10,154	25,582
Loan from officer	-	17,000
Notes payable, current portion	-	23,670
Accrued payroll and paid-time-off	40,294	110,078
Total Current Liabilities	76,315	265,270
Long-Term Liabilities:		
Future equity obligations	1,825,000	1,825,000
Convertible notes	13,549	13,549
Notes payable, net of current portion	-	24,168
Total Long-Term Liabilities	1,838,549	1,862,717
Total Liabilities	1,914,864	2,127,987
Stockholders' Deficit:		
Common stock, $0.00001 par, 10,000,000 shares authorized, 5,409,813 and 5,143,334 shares issued and outstanding as of December 31, 2021 and 2020, respectively	55	52
Treasury stock	(52,942)	(52,942)
Additional paid-in capital	1,013,696	543,745
Accumulated deficit	(2,763,552)	(2,367,223)
Total Stockholders' Deficit	(1,802,743)	(1,876,368)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 112,121	$ 251,619

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PRIME LIGHTWORKS INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	2021	2020
Sales, net	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating Expenses:		
Marketing	56,057	13,006
General and administrative	26,743	36,745
Depreciation expense	69,579	100,641
Salaries and wages	212,883	213,868
Professional fees	42,102	93,234
Rent expense	35,842	48,478
Total Operating Expenses	443,206	505,972
Loss from operations	(443,206)	(505,972)
Other Income/(Expense):		
Interest expense	(961)	(4,641)
Gain on loan forgiveness	47,838	-
Other income	-	2,000
Total Other Income/(Expense)	46,877	(2,641)
Provision for income taxes	-	-
Net Loss	$ (396,329)	$ (508,613)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PRIME LIGHTWORKS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2021 and 2020

	Common Stock					
	Number of Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2019	4,856,984	$ 49	$ 82,113	$ (52,942)	$ (1,858,610)	$ (1,829,390)
Issuance of stock - Regulation CF	281,697	3	553,152	-	-	553,155
Issuance of stock to broker	4,653	-	9,585	-	-	9,585
Offering costs	-	-	(102,198)	-	-	(102,198)
Stock based compensation	-	-	1,093	-	-	1,093
Net loss	-	-	-	-	(508,613)	(508,613)
Balance at December 31, 2020	5,143,334	$ 52	$ 543,745	$ (52,942)	$ (2,367,223)	$ (1,876,368)
Issuance of stock - Regulation CF	260,491	3	505,929	-	-	505,932
Issuance of stock to broker	5,988	-	12,335	-	-	12,335
Offering costs	-	-	(48,313)	-	-	(48,313)
Net loss	-	-	-	-	(396,329)	(396,329)
Balance at December 31, 2021	5,409,813	$ 55	$ 1,013,696	$ (52,942)	$ (2,763,552)	$ (1,802,743)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PRIME LIGHTWORKS INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss	$ (396,329)	$ (508,613)
Adjustments to reconcile net loss to net cash used in		
by operating activities:		
Stock based compensation	-	1,093
Depreciation	69,579	100,641
Gain on loan forgiveness	(47,838)	-
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable	(63,073)	(11,273)
Increase/(Decrease) in credit cards payable	(15,428)	(9,046)
Increase/(Decrease) in accrued payroll and paid time off	(69,784)	42,633
Net Cash Used in Operating Activities	(522,873)	(384,565)
Cash Flows From Investing Activities		
Purchase of property and equipment	(3,366)	(5,485)
Net Cash Used in Investing Activities	(3,366)	(5,485)
Cash Flows From Financing Activities		
Proceeds from subscription receivable	101,397	(101,397)
Payments on loan with shareholders	(17,000)	-
Proceeds from notes payable	-	47,838
Issuance of common stock	505,932	553,155
Offering costs	(35,978)	(92,613)
Net Cash Provided by Financing Activities	554,351	406,983
Net Change In Cash	28,112	16,933
Cash at Beginning of Year	22,308	5,375
Cash at End of Year	$ 50,420	$ 22,308
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 961	$ 4,641
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Issuance of shares of common stock for offering costs	$ 12,335	$ 9,585

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Prime Lightworks Inc. (the "Company") was formed on September 29, 2015 in the State of Delaware.

Prime Lightworks is working to create a fully renewable aerospace propulsion system using green hydrogen propellant. The Company believes this system will provide a revolutionary step forward in space exploration and planetary science, enabling clean spaceflight by developing a fully reusable satellite rocket launch vehicle that does not produce greenhouse gas emissions.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash balances did not exceed federally insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If a subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheets.

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

	Useful Life in Years
Computers & Equipment	5
Furniture & Fixtures	7
Hardware Machining	5
Software	3
Test Equipment	5
Test Hardware	5

As of December 31, 2021 and 2020, property and equipment consisted of the following:

	2021	2020
Computers & Equipment	$ 51,312	$ 51,312
Furniture & Fixtures	11,967	11,967
Hardware Machining	77,701	75,867
Software	65,207	65,207
Test Equipment	193,895	193,895
Test Hardware	80,414	78,882
Property, plant, and equipment, gross	480,496	477,130
Less: Accumulated Depreciation	(418,795)	(349,216)
Property, plant, and equipment, net	$ 61,701	$ 127,914

Depreciation totaled $69,579 and $100,641 for the years ended December 31, 2021 and 2020, respectively.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, *"Revenue from Contracts with Customers"* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not recognized any revenue to date.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and 2020 amounted to $56,057 and $13,006, respectively, which is included in marketing expense.

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard on the Company's financial reporting and disclosure.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated revenues or profits, sustained net losses amounting to $396,329 and $508,613 for the years ended December 31, 2021 and 2020, respectively, and had negative cash flows from operating activities for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $2,763,552, limited liquid assets with $50,420 of cash, and a working capital deficit of $25,895. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

Loans from Officer

During 2019, the Company received a loan of $17,000 from an officer. No formal agreement was put in place and there is no interest and maturity date. On March 31, 2021, the Company repaid the loan of $17,000 to this officer. The balance outstanding as of December 31, 2021 and 2020 was $0 and $17,000, respectively.

Government and Government-backed Loans:

In May 2020, the Company received loan proceeds in the amount of $47,838 under the Paycheck Protection Program ("PPP"). The loan bears interest at a rate of 1% per annum. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the Coronavirus Aid, Relief and Economic Security Act ("CARES Act").

The current portion of this loan was classified as a current liability of $23,670 as of December 31, 2020 and the long-term portion of this loan is classified as a long-term liability of $24,168 as of December 31, 2020.

In 2021, the Company filed for and was granted full forgiveness of this loan and recognized a gain on loan forgiveness under other income in the statement of operations.

Future Equity Obligations

Prior to December 31, 2018, the Company issued twelve simple agreements for future equity ("SAFE agreements") totaling $1,500,000 which are subject to automatic conversion upon a qualified equity financing arrangement:

- Three SAFE agreements totaling $300,000 are subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $1,000,000. The purchase price for the shares will be the price per share of equity securities sold to investors in a qualified equity financing (is an equity financing pursuant to which the Company sells shares of its preferred stock with an aggregate sales price of not less than $1,000,000). If and upon a liquidation, the holders are entitled to either payment of the purchase amount or liquidation price divided by the purchase amount. If and upon a dissolution event, the holders are entitled to payment of the purchase amount.

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

- One SAFE agreement totaling $100,000 is subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $250,000. The conversion price is the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock of the Company prior to closing of the qualified financing. If and upon a liquidation, the holders are entitled to either payment of the purchase amount or the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock. If and upon a dissolution event, the holders are entitled to payment of the purchase amount.

- Three SAFE agreements totaling $650,000 are subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $1,000,000. The conversion price is lesser of price per share for such shares sold and quotient of $10,000,000 (cap conversion price) divided by number of fully diluted outstanding stock of the Company prior to closing of the qualified financing. If and upon a liquidation, the holders are entitled to either payment of the purchase amount or the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock. If and upon a dissolution event, the holders are entitled to payment of the purchase amount.

- Two SAFE agreements totaling $75,000 are subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $250,000. The conversion price is lesser of 75% of price per share for such shares sold and the quotient of $10,000,000 (cap conversion price) divided by number of fully diluted outstanding stock of the Company prior to closing of the qualified financing. If and upon a liquidation or dissolution, the holders are entitled to the number of shares determined by the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock.

- Two SAFE agreements totaling $375,000 are subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $1,000,000. The conversion price is lesser of 75% of price per share for such shares sold and the quotient of $10,000,000 (cap conversion price) divided by number of fully diluted outstanding stock of the Company prior to closing of the qualified financing. If and upon a liquidation or dissolution, the holders are entitled to the number of shares determined by the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock.

During 2019, the Company entered into four SAFE agreements totaling $325,000 which are subject to automatic conversion into the Company's preferred stock upon sale of preferred stock by the Company with minimum gross proceeds of $1,000,000. Conversion price is lesser of price per share for such shares sold and quotient of $10,000,000 (cap conversion price) divided by number of fully diluted outstanding stock of the Company prior to closing of the qualified financing. If and upon a liquidation or dissolution, the holders are entitled to the number of shares determined by the quotient of $10,000,000 (cap conversion price) divided by the number of fully diluted outstanding stock.

As of December 31, 2021 and 2020, there was $1,825,000 in outstanding SAFE obligations.

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

Convertible Note

In 2016, the Company entered into a convertible note agreement with Y Combinator Investments, LLC for total principal of $13,549. The instrument matures in 10 years and bears no interest. The convertible note is convertible into preferred stock upon a qualified equity financing of at least $5,000,000 at a conversion price equal to the share pricing in the qualified equity financing.

The outstanding balance of the note as of December 31, 2021 and 2020 was $13,549.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company has authorized 10,000,000 shares of common stock with a $0.00001 par value. As of December 31, 2021 and 2020, 5,409,813 and 5,143,334 shares of common stock were issued and outstanding, respectively.

Common Stock and Treasury Stock

Prior to December 31, 2018, the Company issued 4,000,000 shares of common stock to the CEO in exchange for $10,000

On January 1, 2016, the Company issued 705,833 shares of common stock to a key employee of the Company, which were subject to a vesting period as defined in the agreement. On April 3, 2017, the Company entered into an agreement with this employee to terminate employment and repurchase the 176,462 of unvested shares as of that date. These 176,462 shares were repurchased for $52,942 and are recorded as treasury stock.

During the year ended December 31, 2020, the Company conducted a Regulation CF offering of its common stock at an issuance price of $2.06 per share (effective average price of $1.96 per share after bonus shares), providing gross proceeds of $553,155 from the issuance of 281,697 shares of common stock. There were $102,198 in net fees related to the offering as well as 4,653 of shares issued to StartEngine for services performed valued at $9,585. Proceeds from subscriptions of $101,397 were not yet received as of December 31, 2020 and were recorded to subscriptions receivable on the balance sheet.

During the year ended December 31, 2021, the Company conducted a Regulation CF offering of its common stock at an issuance price of $2.06 per share (effective average price of $1.94 per share after bonus shares), providing gross proceeds of $505,932 from the issuance of 260,491 shares of common stock. There were $48,313 in net fees related to the offering as well as 5,988 of shares issued to StartEngine for services performed valued at $12,335.

Stock Warrants

The Company has granted stock warrants to acquire shares of the Company's common stock. Prior to December 31, 2018, the Company granted 13,299 stock warrants and recognized at its fair value of $3,005 over the vesting term, based on a Black-Scholes calculation. The warrants expire after a ten-year term and remained outstanding and unexercised as of December 31, 2021 and 2020. The warrants

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

---

have an exercise price of $0.40 and have a remaining term of 5.44 and 6.44 years as of December 31, 2021 and 2020, respectively.

During 2019, the Company granted 5,000 stock warrants and recognized at its fair value of $911 over the vesting term, based on a Black-Scholes calculation. The warrants expire after a ten-year term and remained outstanding and unexercised as of December 31, 2021 and 2020. The warrants have an exercise price of $0.44 and have a remaining term of 7.53 and 8.53 years as of December 31, 2021 and 2020, respectively.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation - Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a stock-based employee compensation plan, the 2016 Equity Incentive Plan (the "Plan"), for which 500,000 shares of common stock were initially reserved for issuance under the Plan to certain employees. Awards granted under the Plan are made in the form of Incentive Stock Options (ISOs) and Non-Qualified Stock Options (NQSOs). There were 390,000 and 390,000 shares available for issuance under the Plan as of December 31, 2021 and 2020, respectively.

ISOs are granted to certain employees of the Company from time to time. During 2019, the Company granted 10,000 of ISOs with an exercise price of $0.44 per share. As of December 31, 2021 and 2020, 39,000 and 39,000 ISOs were issued and outstanding, respectively, under the Plan. Vested ISOs were 39,000 and 39,000 as of December 31, 2021 and 2020, respectively. During both years ended December 31, 2021 and 2020, there were no ISOs forfeited.

NQSOs are granted to certain employees of the Company from time to time. As of December 31, 2021 and 2020, 47,000 and 47,000 NQSOs were issued and outstanding, respectively, under the Plan. Vested NQSOs were 47,000 and 47,000 as of December 31, 2021 and 2020, respectively. During both years ended December 31, 2021 and 2020, there were no NQSOs forfeited.

Outside the Plan, during 2019, the Company granted 83,916 NQSOs with an exercise price of $0.44 per share. NQSOs outside the Plan of 83,916 and 83,916 remain outstanding as of December 31, 2021 and 2020, respectively, of which 83,916 and 83,916 NQSOs were vested as of December 31, 2021 and 2020, respectively.

The Company's ISOs and NQSOs typically expire ten years after the grant date and vesting occurs immediately or over a period of one to two years.

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

A summary of options activities under the Plan (excluding those outside the Plan) for the years ended December 31, 2021 and 2020 is as follows:

	December 31, 2021		December 31, 2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	86,000	$ 0.37	86,000	$ 0.37
Granted	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	86,000	$ 0.37	86,000	$ 0.37
Exercisable at end of year	86,000	$ 0.37	86,000	$ 0.37
Intrinsic value of options outstanding at year-end	$ 145,660		$ 145,660	
Weighted average duration (years) to expiration of outstanding options at year-end	5.31		6.31	
Weighted average duration (years) to expiration of exercisable options at year-end	5.31		6.31	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

PRIME LIGHTWORKS INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

The Company calculated its estimate of the value of the stock-based compensation and recorded compensation costs related to the stock options vested for the years ended December 31, 2021 and 2020 of $0 and $1,093, respectively. As of both December 31, 2021 and 2020, there were no unrecognized compensation costs.

There were no stock options issued during the years ended December 31, 2021 or 2020.

NOTE 6: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $800,436 and $658,647, respectively, related to the following:

	2021	2020
Net operating loss carryforward	$ 40,509	$ 33,494
Cash vs accrual differences	(11,527)	26,640
Research & development credits	68,818	52,131
Depreciation methods	81,357	61,306
Capitalized start-up costs	621,279	485,076
Deferred tax assets	800,436	658,647
Valuation allowance	(800,436)	(658,647)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income Therefore, a valuation allowance of $800,436 and $658,647 was recorded as of December 31, 2021 and 2020, respectively, reducing the net deferred tax assets to zero. The valuation allowance increased by $141,789 in 2021. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. Due to the full valuation allowance, the Company's effective tax rate was 0% for the years ended December 31, 2021 and 2020.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2021, the Company estimates it had net operating loss carryforwards available to offset future taxable income in the amount of $144,924, which may be carried forward to offset future income.

See accompanying Independent Auditor's Report

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2016-2020 tax years remain open to examination.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2021 and 2020, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 8: SUBSEQUENT EVENTS

Loans from Officer

Subsequent to December 31, 2021, the Company received a loan of $50,000 from the Company's CEO and Sole Director. No agreement was put in place and there was no interest or maturity date.

Management's Evaluation

Management has evaluated subsequent events through November 11, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.